May 12, 2010

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Phil Rothenberg

Re:	Empire American Realty Trust, Inc.
Amendment No. 4 to Registration Statement on Form S-11
Filed on May 12, 2010
File No. 333-160093

Dear Mr. Rothenberg:

On behalf of our client, Empire American Realty Trust, Inc. (the “Company”), we are submitting this letter in response to certain of the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated May 7, 2010 (the “Comment Letter”), with respect to Amendment No. 4 to the Registration Statement on Form S-11 filed by the Company with the Commission on April 15, 2010 (No. 333-160093) (as amended, the “Registration Statement”).  We advise the Staff that this letter is a response only to the Staff’s comments on the Registration Statement; the Company will prepare a separate letter in response to the Staff’s comments on the Company’s sales literature at a later date.

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement.  Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 5 to the Registration Statement (“Amendment No. 5”).  Amendment No. 5 has been filed by the Company today.  Please note that some of the Company’s revisions to the Registration Statement reflect blue sky comments received by the states.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.  Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 5.  All page number references in the Company’s responses are to page numbers in Amendment No. 5.

Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, D.C.

May 12, 2010

Prospectus Summary

Our Sponsor, page 1

1.	Please provide us with a copy of the NMHC 50 publication that supports the statement regarding the ranking of your sponsor as of January 1, 2010.

We advise the Staff that a copy of the NMHC 50 publication was sent to the Staff today.

Prior Performance of Affiliates of Our Sponsor, page 60

Narrative Summary of Program Properties:  January 1, 1999 through December 31, 2009

Empire Asset Group and Empirian Bay Programs, page 61

2.
Your disclosure indicates that since inception the sponsor raised $ 164,360,752 from 367 investors.  The Form D filed by Empire Asset Group on March 18, 2010 indicates, however, that the total amount sold was $326,471,935 to 283 investors.  Please advise.

We advise the Staff that the difference between $326,471,935 and $164,360,752 represents the amounts contributed to the program by the Company’s sponsor and its affiliates.  The Company has revised page 61 to clarify that the dollar amount excludes amounts contributed by the Company’s sponsor and its affiliates.

We further advise the Staff that the number of investors indicated on the Form D filed on March 18, 2010 represents the number of investors as of March 18, 2010 and excludes investors that had previously invested but redeemed their interests in the program.  The disclosure in the Registration Statement includes the aggregate of all program investors since inception, including investors that previously redeemed their interests.

Adverse Business Developments, page 66

3.	Please revise the third paragraph under this heading to disclose the date as of which you calculated the amounts of outstanding indebtedness and other data for your program and non-program properties.

We advise the Staff that the Company has revised page 66 to disclose that the date as of which the Company calculated the amounts of outstanding indebtedness and other information is as of April 14, 2010.

May 12, 2010

4.
We note that the sponsor is attempting to renegotiate its delinquent debt obligations.  Please revise to describe the impact on the sponsor and the prior programs if the sponsor is unable to successfully renegotiate its obligations.

We advise the Staff that the Company has revised the disclosure on page 66 to describe the impact on the prior programs and the sponsor if the sponsor is unable to modify the debt obligations on the 12 program and non-program properties.

Financial Statements

4. Related Party Transactions, page F-16

5.	We note your disclosure of a termination fee on page 14 of your filing. Please update your disclosure within the financial statements to include this fee.

We advise the Staff that the Company has updated the disclosure on page F-16 to disclose the subordinated termination fee.

Appendix A – Prior Performance Tables for Program Properties

Table III – Empire Asset Group, LLC, page A-5

6.	Please confirm the accuracy of the figures in the 2009 column. For example, the “Net income – Tax Basis” figure does not appear to be correct as expenses in 2009 were greater than revenues.

We advise the Staff that the Company has revised the figures in the 2009 column in the table on page A-5.  The “Net income—Tax Basis” figure should have been a negative number rather than a positive number, and the Company has revised accordingly.

7.
Please revise footnote (ii) to describe in more detail the sources of cash distributions included in “other.” Also, please provide an additional footnote that separately quantifies the amount of cash distributions paid from sales of properties and the amount paid from refinancing.

We advise the Staff that the Company has removed the “other” line item and included separate line items for amounts paid to investors, both as cash dividends and as redemptions of equity interests, from operating cash flow, sales and refinancing.  The Company has revised footnote (ii) to clarify that the line items represent amounts paid to investors who elected to have their interests redeemed.

8.
Please explain to us why the cash distribution to investors on a tax basis does not equal the cash distribution to investors on a cash basis.  For example, for the year ended December 31, 2009 you distributed $128 on a tax basis for each $1,000 investment but nothing on a cash basis.

We advise the Staff that the Company has revised the table on page A-5 and that the cash distribution to investors on a tax basis equals the cash distribution to investors on a cash basis.

May 12, 2010

Table VI, page II-5

9.	Please update this table to include the year ended December 31, 2009.

We advise the Staff that the Company has updated Table VI on page II-5 to include the year ended December 31, 2009.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to the undersigned at (212) 969-3445.

Yours truly,

/s/ Peter M. Fass

Peter M. Fass, Esq.